Exhibit 99.1

TFI International Announces Upsizing and Pricing of Public Offering

MONTREAL, Aug. 12, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the pricing of its previously-announced marketed offering in the United States and Canada and that the size of the offering has been increased to 4,400,000 common shares. TFI International will issue the shares at a price of US $43.25 per share, the equivalent of CAD $57.32 per share based on today’s Bank of Canada exchange rate, for gross proceeds of US $190,300,000. The offering is expected to close on August 17, 2020, subject to customary closing conditions.

The public offering is being conducted through a syndicate of underwriters led by Morgan Stanley, BofA Securities, Credit Suisse, Goldman Sachs & Co. LLC and J.P. Morgan, as joint lead book-running managers, with RBC Capital Markets and UBS Investment Bank as joint-bookrunners and Cowen, National Bank of Canada Financial Inc., Stephens Inc., Stifel and Wolfe Capital Markets and Advisory as co-managers.

TFI International expects to use the net proceeds from the offering for working capital and to reduce the amount outstanding under one of its credit facilities, thereby increasing the amount available under the credit facility for future use by TFI International. TFI International may use the credit facility in the future for general corporate purposes, including acquisitions.

TFI International has also granted the underwriters an option to purchase up to an additional 660,000 common shares, representing 15% of the number of common shares to be sold pursuant to the public offering, solely to cover the underwriters’ over-allocation position, if any, and for market stabilization purposes. The option is exercisable by the underwriters for a period of 30 days following the closing of the offering.

In connection with the public offering, TFI International has filed a preliminary prospectus supplement and will file a final prospectus supplement to its amended and restated short form base shelf prospectus dated August 11, 2020. The preliminary prospectus supplement was filed, and the final prospectus supplement will be filed, with the securities regulatory authorities in each of the provinces of Canada as well as with the U.S. Securities and Exchange Commission (SEC) as part of a registration statement on Form F-10, as it may be amended from time to time, under the U.S.-Canada multijurisdictional disclosure system (MJDS).

The public offering is being made in Canada only by means of the amended and restated base shelf prospectus and prospectus supplement and in the United States only by means of the registration statement, including the amended and restated base shelf prospectus and prospectus supplement. Such documents contain important information about the offering. A copy of the prospectus supplement will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of the registration statement is available on EDGAR at www.sec.gov. Copies of the prospectus supplements and the registration statement may also be obtained from any of the following sources: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department, email: dg.prospectus_requests@bofa.com; Credit Suisse Securities (USA) LLC, By mail: Attn: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, United States, By phone: 1-800-221-1037, By e-mail: usa.prospectus@credit-suisse.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, New York 10282, telephone: (866) 471-2526, facsimile: (212) 902-9316, email: prospectus-ny@ny.email.gs.com; and J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (866) 803-9204, email: prospectus-eq_fi@jpmchase.com.

No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;

•	Less-Than-Truckload;

•	Truckload;

•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and Toronto Stock Exchange under the symbol TFII.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release may be “forward-looking information” within the meaning of applicable Canadian securities laws, section 27A of the United States Securities Act of 1933, as amended, and section 21E of the United States Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and by the United States Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the public offering and the anticipated closing thereof. This forward-looking information is identified by the use of terms and phrases such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue”, and the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond TFI International’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Completion of the public offering is subject to numerous factors, many of which are beyond TFI International’s control, including but not limited to, the failure to fulfill customary closing conditions and other important factors disclosed previously and from time to time in TFI International’s filings with the securities regulatory authorities in each of the provinces of Canada and the SEC. The forward-looking information contained in this press release represents TFI International’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, TFI International does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.